EXHIBIT 11
ALICO, INC.
Computation of Earnings per share
(in thousands except per share data)

	For the three months ended		For the six months ended
	March 31,		March 31,
	2008	2007	2008	2007
Net income	$1,538	$5,503	$4,328	$8,083
Weighted average shares outstanding	7,364	7,371	7,362	7,372

Basic earnings (loss) per share	$0.21	$0.75	$0.59	$1.10

(Net income divided by shares outstanding)

Dilutive securities (options outstanding)	16	17	15	20

Weighted average shares, diluted	7,380	7,388	7,377	7,392

Fully diluted earnings per share	$0.21	$0.74	$0.59	$1.09

(Net income divided by diluted shares)